EXHIBIT 99.32

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release November 27, 2002 Symbol: ORZ.TSX

OREZONE INTERSECTS SIGNIFICANT MINERALIZATION AT SEGA PROJECT
Intersects 34.0m at 2.1 gAu/t including 5m at 7.5 gAu/t

OREZONE RESOURCES INC. (ORZ.TSE) is pleased to announce preliminary drill results from an ongoing 2800m, $US200,000 reverse circulation (RC) drill program on its Sega Property, located 200km north of Ouagadougou in Burkina Faso, West Africa. Hole BKRC03 intersected 34.0m of 2.12 gAu/t including 5.0m of 7.5 gAu/t. Hole BKRC08 intersected 28m of 3.35 gAu/t, BKRC09 intersected 9.0m of 4.08 gAu/t and hole BKRC11 returned 10.0m 0f 3.09 gAu/t. All intersections are in oxidized material. The program includes 35 RC holes to test the Bakou zone, a 2.5-km mineralized shear characterized by intense sericite alteration with dark smoky-grey quartz vein stockwork. The zone had been previously identified with trenching and limited drilling.

To date a total of 25 holes have been drilled with assay results returned for 8 holes. Results are included in the table below. Hole BKRC03 was drilled beneath a previously drilled hole (BKRC01 24.0m of 3.6gAu/t) to confirm the mineralization encountered. Hole BKRC04 was collared 50m north, BKRC05 was 50m south and BKRC06 was 100m south of hole BKRC01. Hole BKRC09 was collared on the same section as hole BKRC01 but drilled in the opposite direction as a crossover hole. The zone appears to be almost vertical with an oxidation profile averaging 50m below surface. The quartz vein/stockwork, which represents the higher-grade centre of the system, may have some significant depth potential. BKRC08, drilled 100m west of BKRC03, cut what may be a new parallel zone.

“We are very excited about the consistency of the mineralization in the holes we have drilled to date and the assay results have confirmed this”, responds Jeff Ackert VP of Exploration for Orezone. “We are hoping to build a significant oxide resource along the entire 2.5km long Bakou zone.” The zone is open in all directions as the surface expression trends under lateritic and alluvial cover. Further strike extension exploration will include pitting, trenching, ground geophysics and RC drilling. Any additional resources developed on this zone can be added to the neighbouring Gambo zone where previous owners Mutual/Repadre had outlined 2.3M tonnes at 2.6 gAu/t. Orezone is earning a 100% interest in the project from Repadre Capital.

The program is anticipated to be completed in a week’s time with assay results expected to be returned by mid December, a press release describing the entire program will follow thereafter.

In other news, Orezone announces that is has extended the exercise date of 1,000,000 share purchase warrants that expired on November 7, 2002 for one additional year. One share purchase warrant allows the holder to purchase one Class A share of Orezone at $0.30 until November 7, 2003. The warrants were originally part of a private placement with two institutional investors, at arm’s length, in November of 2000. The holders of the warrants continue to be shareholders and strong supporters of the corporation.

Orezone is an active gold exploration company focused on growth in West Africa and Canada.

For further information please contact:
Ron Little, President
Orezone Resources Inc./Ressources Orezone Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
email:  info@orezone.com      website:  www.orezone.com

Summary Table of Preliminary RC Drilling Results from the Bakou Zone
Sega Project, Burkina Faso, West Africa

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Hole ID        Collar          UTM       UTM      Azimuth     Dip     Depth           From    To   Width  Grade
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             EAST   NORTH    Easting   Northing(degree) (degree)        m              m      m      m     g/t
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BKRC03       -233.4   910    608734    1477346      90        -65      124             73    107       34  2.12
BKRC03                                                                      Including  84     89        5  7.50
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BKRC04       -234.5  959.6   608733    1477397      90        -50      108             31     43       12  2.24
BKRC04                                                                                 67     71        4  1.19
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BKRC05        -233    860    608737    1477297      90        -50      102             40     48        8  2.79
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BKRC06        -233    810    608738    1477248      90        -50      99              5      8         3  3.17
BKRC06                                                                                 30     32        2  1.40
BKRC06                                                                                 54     56        2  2.08
BKRC06                                                                                 71     73        2  2.41
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BKRC08       -335.4  885.4   608635    1477313      90        -50      102             50     78       28  3.35
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BKRC09       -168.2  911.4   608802    1477353      270       -50      92              36     45        9  4.08
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BKRC11       -228.5  1038.4  608735    1477483      90        -50      72              38     48       10  3.09
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Note: Samples were collected every 1m down the hole and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.